U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

   Dreher                            Marie                 S.
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   (Last)                           (First)             (Middle)

   Millennium Chemicals Inc., 230 Half Mile Road
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                                    (Street)

   Red Bank,                      New Jersey             07701
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


   Millennium Chemicals Inc.  (MCH)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Day/Year


   August 16, 23 & 30, 2002
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5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

   Vice President - Finance
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                 5. Amount of   6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                                    3.           Disposed of (D)                 Owned          Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                                      2.            Code         ------------------------------- Reported       (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock $0.01 par value/share                            V                                   4,692         I         401(k)(1)
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Common Stock $0.01 par value/share                                                                2,628         D         (2)
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Common Stock $0.01 par value/share    8/23/02        S               2000        D      14.00    15,319         D
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Common Stock $0.01 par value/share    8/16/02        A               33          A      13.88                   I         (3)
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Common Stock $0.01 par value/share    8/30/02        A               35          A      13.30     1,929         I         (3)
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Common Stock $0.01 par value/share                                                                1,625         I         (4)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
                                                                               Common
Option              $16.87   5/18/01  A         18,000 A     5/18/02  5/17/11  Stock     18,000  -        18,000     D       (5)
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Option              $12.24   1/24/02  A         30,000 A     1/24/03  1/23/12  Stock     30,000  -        30,000     D       (6)
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
Explanation of Responses:
1. Represents the value of the Reporting Person's Company Stock Fund Account in the Company's 401(k) plan as of August 31, 2002, expressed as share equivalents. As of such date, approximately 97.84% of the Company Stock Fund was invested in Company Common Stock, and the remainder was invested in cash.

2. Represents shares of restricted stock granted to the Reporting Person on October 8, 1996 under the Issuer's Long Term Stock Incentive Plan that may vest over the next three years.

3. Represents amounts allocated to, and the total holdings in, the Reporting Person's Company Stock Fund Account in the Company's Supplemental Savings and Investment Plan as of August 31, 2002, expressed as share equivalents.

4. Reflects shares allocated to the Reporting Person's account under the Company's Salary and Bonus Deferral Plan.

5. Represents an option granted to the Reporting Person on May 18, 2001 under the Issuer's Omnibus Incentive Compensation Plan to purchase 18,000 shares of the Issuer's Common Stock at $16.87 per share.

6. Represents an option granted to the Reporting Person on January 24, 2002 under the Issuer's Omnibus Incentive Compensation Plan to purchase 30,000 shares of the Issuer's common Stock at $12.24 per share.





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      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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